Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 11 DATED JANUARY 8, 2019

TO THE PROSPECTUS DATED APRIL 16, 2018

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 16, 2018 (the “Prospectus”), Supplement No. 1 dated July 13, 2018, Supplement dated July 16, 2018, Supplement No. 3 dated August 16, 2018, Supplement No. 4 dated September 17, 2018, Supplement No. 5 dated October 16, 2018, Supplement No. 6 dated October 30, 2018, Supplement No. 7 dated November 16, 2018, Supplement No. 8 dated November 30, 2018, Supplement No. 9 dated December 17, 2018 and Supplement No. 10 dated December 20, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose our issuance of 125 shares of preferred stock; and
•	to disclose that TIAA has fully funded its commitment to purchase $300,000,000 in shares of our common stock.

Series A Preferred Stock Issuance

On January 2, 2019, we filed Articles Supplementary to our charter, which set forth the rights, preferences and privileges of our 12.0% Series A cumulative non-voting preferred stock (“Series A Preferred Stock”). On January 4, 2019, we sold 125 shares of our Series A Preferred Stock at a purchase price of $1,000 per share in a private placement exempt from registration. The offering of Series A Preferred Stock was effected for the purpose of our having at least 100 stockholders to satisfy one of the qualifications we must meet in order to qualify as a real estate investment trust under the Code.

Holders of the Series A Preferred Stock are entitled to a cumulative preferred dividend, payable semiannually, in an amount equal to 12.0% per annum of the $1,000 purchase price per share plus any accrued and unpaid dividends. In the event of any dissolution, liquidation or winding up of us, the holders of Series A Preferred Stock will be entitled to receive pro rata in cash out of our assets legally available therefor, before any distributions of the assets may be made to the holders of shares of our common stock, an amount per share of Series A Preferred Stock equal to the $1,000 initial purchase price plus, any accrued and unpaid dividends thereon.

The Series A Preferred Stock is redeemable by us at any time. The redemption price for the Series A Preferred Stock is equal to the initial purchase price of $1,000 per share plus any accrued and unpaid dividends and, if such redemption occurs on or prior to December 31, 2020, a $100 per share redemption premium.

Holders of the Series A Preferred Stock are not entitled to vote on any matter submitted to our stockholders for a vote except that the consent of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required for (a) authorization or issuance of any equity security senior to or on parity with the Series A Preferred Stock, (b) reclassification of the Series A Preferred Stock, or (c) certain amendments to our charter, including the terms of the Series A Preferred Stock, that would materially and adversely affects the right, preference, privilege or voting power of the Series A Preferred Stock.

TIAA Purchase of Class N Shares

On December 3, 2018, TIAA, through its wholly-owned subsidiary, purchased 3,391,473 shares of our Class N common stock at the per share purchase price of $10.32, for an aggregate purchase price of $35,000,000. With this purchase, TIAA has now fully funded its $300,000,000 commitment.

VGN-NREIT 0119P